EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2020 and 2019 is as follows:

	As of March 31,
	2020	2019
	(Rs. in million)
Long-term debt	833,048.1	708,067.0
Short-term debt (including current portion)	354,949.0	351,843.7
Total debt (A)	1,187,997.1	1,059,910.7
Cash and cash equivalents	184,678.0	215,598.0
Mutual fund and money market funds (current portion)	108,615.3	89,374.1
Total investible surplus (B)	293,293.3	304,972.1
Net Debt (A-B)	894,703.8	754,938.6
Equity (including minority interest)	598,034.7	558,067.4
Net debt/equity	1.50	1.35